June 28, 2007

FRONTEER DEVELOPMENT GROUP INC. TO SEEK TO ACQUIRE NEWWEST GOLD CORPORATION; ENTERS INTO AGREEMENT WITH SIGNIFICANT SHAREHOLDER

Fronteer Development Group (TSX and AMEX – FRG)(“Fronteer”) and NewWest Gold Corporation (TSX – NWG)(“NewWest”) announced today that Fronteer has entered into a lock-up agreement (the “Lock-Up Agreement”) with NWG Investments Inc. (the “Significant Shareholder”), the owner of approximately 86% of the outstanding common shares of NewWest, pursuant to which the Significant Shareholder has agreed to tender to and support a transaction (the “Proposed Transaction”) whereby Fronteer would seek to acquire all of the outstanding common shares of NewWest on the basis of 0.26 of one common share of Fronteer for each common share of NewWest.

Fronteer and NewWest have entered into a mutual confidentiality agreement pursuant to which NewWest has granted to Fronteer a 30 day exclusivity period in which to complete due diligence and pursuant to which NewWest has agreed not to solicit other proposals. Fronteer and the Significant Shareholder have also entered into an exclusivity agreement pursuant to which the Significant Shareholder has agreed not to solicit other proposals for a 30 day period. The Lock-Up Agreement permits the Significant Shareholder to tender its NewWest common shares to a superior transaction in certain circumstances and subject to certain conditions, including offering Fronteer an opportunity to match any such proposal and the payment by the Significant Shareholder of a termination fee to Fronteer in the amount of C$5.6 million.

Fronteer’s obligation to proceed with the Proposed Transaction is subject to a number of conditions including Fronteer being satisfied, in its sole and absolute discretion, with its due diligence investigations. The Significant Shareholder can terminate the Lock-Up Agreement in certain circumstances, including if Fronteer has not made an offer to all holders of NewWest common shares by August 17, 2007. Under the Proposed Transaction, the exchange ratio of 0.26 common shares of Fronteer for each issued share of NewWest represents a value of approximately C$3.20 per share based upon the closing price of Fronteer on the TSX on June 28, 2007. This represents a premium of 36.17% to the closing price of NewWest’s shares on the TSX on June 28, 2007 and 37.93% based on the 20 day volume weighted average trading price of NewWest’s common shares on the TSX.

There are currently 67,857,681 Fronteer common shares outstanding and 58,392,000 NewWest common shares outstanding. Should the Proposed Transaction be completed and Fronteer acquires 100% of the NewWest common shares, current Fronteer shareholders would own approximately 81.7% of Fronteer and current NewWest shareholders would own approximately 18.3% of Fronteer.

A special committee of the NewWest board of directors has been established to consider the transaction. The committee has not yet made any recommendation to the board of directors of NewWest in respect of the proposed transaction.

NewWest has engaged GMP Securities L.P. as its financial advisor and Stikeman Elliott LLP as its legal advisor. Fronteer’s financial advisor is Canaccord Capital Corporation and its legal counsel is Cassels Brock & Blackwell LLP. The Significant Shareholder is being advised by Goodmans LLP.

No agreements have been reached between NewWest and Fronteer, other than the confidentiality agreements described above. There can be no assurances that any agreements will be reached or that a transaction will result.

ABOUT FRONTEER
Fronteer is an exploration and development company with a track record of making big discoveries. Not including the results of the above transaction, Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately $105 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (AXU - TSX), a leading Canadian uranium company with a market valuation in excess of C$1.1 billion.

For further information on Fronteer visit www.fronteergroup.com or contact:
Camon Mak, Investor Relations
Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

ABOUT NEWWEST

NewWest is one of the largest holders of precious metals mineral rights in Nevada’s gold trends, spanning approximately 623,000 acres. NewWest holds 19 exploration projects, including advanced-stage projects with measured and indicated resources. NewWest’s goal is to move its projects into production.

For further information on NewWest visit www.newwestgold.com or contact:
NewWest Gold Corporation
Stephen Alfers
President and Chief Executive Officer
PH) 303-425-7042

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian legislation. Such forward-looking statements, including but not limited to, those with respect to number of shares outstanding post transaction, whether a deal will be consummated, and number of shares owned by NewWest and Fronteer shareholders, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, satisfactory results of due diligence as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information Form filed with securities regulatory authorities in Canada and Fronteer’s latest annual report on Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.